Mail Stop 3561

January 26, 2010

Richard A. Rappaport
President
SRKP 15, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

> **Re:** **SRKP 15, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 11, 2009**
> **File No. 000-52931**

Dear Mr. Rappaport,

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Brian K. Bhandari
     Accounting Branch Chief
     Office of Beverages, Apparel and
     Health Care Services